MARSH                                         Marsh Affinity Group Services
                                              A service of Seabury & Smith, Inc.
                                              PO Box 14521
                                              Des Moines, IA 50306-4521

June 4, 2009

STAAR Investment Trust
604 McKnight Park Drive
Pittsburgh, PA 15237

RE: INVESTMENT COMPANY BLANKET BOND FORM 41206 (9/84)
    NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA
    POLICY NUMBER: 6214112
    EFFECTIVE DATE: 6/30/09

We are pleased to enclose your Investment Company Blanket Bond with National Union Fire Insurance Company of Pittsburgh, PA (American International Group). Please take a minute to review the policy, including all coverage provisions, declaration page, and attaching riders. Please call us if you have any questions or you notice any inaccuracies.

IF YOU BECOME AWARE OF A CLAIM OR CIRCUMSTANCE THAT COULD LEAD TO THE POSSIBILITY OF A CLAIM, PLEASE REPORT THE MATTER IMMEDIATELY TO:

                                Joseph G. Perry
                          American International Group
                                175 Water Street
                               New York, NY 10038
                            Telephone: 212-458-1050

For any substantive changes in your practice, including but not limited to, major changes in any funds, change of address, substantial increase or decrease in assets, etc, please contact us so that we may assist you with any coverage issues. Policy riders may be necessary to effect certain changes.

Thank you for choosing Marsh/AGS for your insurance needs. Please feel free to contact our office should you have further questions or concerns regarding your coverage.

Sincerely,


/s/ Ida S. Dominguez
-------------------------------------
Ida S. Dominguez
MARSH Affinity Group Services
800-375-1656
Fax: 515-365-3005
plsdsteam@marshpm.com

Enclosure

                                           (MMC MARSH & MCLENNAN COMPANIES LOGO)

                         INVESTMENT COMPANY BLANKET BOND

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA
           (A stock Insurance Company, herein Called the Underwriter)



DECLARATIONS
ITEM 1.     Name of Insured      Staar Investment Trust                                     BOND NUMBER

            Principal Address:   604 McKnight Park Drive                                     6214112

                                 Pittsburgh PA 15237

                                               (Herein called the Insured)

ITEM 2.     Bond Period from 12:01 a.m. on 6/30/2009 to 12:01 a.m. on 6/30/2010

            The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

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ITEM 3.     Limit of Liability
            Subject to Section 9, 10, and 12 hereof:

                                                                     Limit of Liability      Deductible Amount
            Insuring Agreement A  FIDELITY                           $250,000                $    0
            Insuring Agreement B  AUDIT EXPENSE                      $ 25,000                $    0
            Insuring Agreement C  ON PREMISES                        $250,000                $5,000
            Insuring Agreement D  IN TRANSIT                         $250,000                $5,000
            Insuring Agreement E  FORGERY OR ALTERATION              $250,000                $5,000
            Insuring Agreement F  SECURITIES                         $250,000                $5,000
            Insuring Agreement G  COUNTERFEIT CURRENCY               $250,000                $5,000
            Insuring Agreement H  STOP PAYMENT                       $ 25,000                $    0
            Insuring Agreement I  UNCOLLECTIBLE ITEMS OF DEPOSIT     $ 25,000                $    0

OPTIONAL COVERAGES ADDED BY RIDER:

            Insuring Agreement J  COMPUTER SYSTEMS                   $250,000                $5,000
            Insuring Agreement K  UNAUTHORIZED SIGNATURES            $ 25,000                $    0
            Insuring Agreement L  AUTOMATED PHONE SYSTEMS            Not Covered             Not Covered
            Insuring Agreement M  TELEFACSIMILE                      Not Covered             Not Covered

            If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
            Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

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ITEM 4.     Office or Premises Covered Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
            NO EXCEPTIONS

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ITEM 5.     The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
            1-4

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ITEM 6.     The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No. 9(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

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ITEM 7.     Premium Amount:
            $1,387

====================================================================================================================================

                                                                                By:  /s/ JOAN L. O'SULLIVAN
                                                                                     ----------------------------
                                                                                     Authorized Representative

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                   RIDER NO. 1

         To be attached to and form part of Bond No. 6214112

in favor of STAAR INVESTMENT TRUST

effective as of 6/30/2009

In consideration of the premium charged for the attached bond, it is hereby agreed that:

         1. From and after the time this rider becomes effective the Insured under the attached bond are:

         STAAR INVESTMENT TRUST
         GENERAL BOND FUND
         SHORT TERM BOND FUND
         LARGER COMPANY STOCK FUND
         SMALLER COMPANY STOCK FUND
         INTERNATIONAL FUND
         ALTCAT FUND
         STAAR FINANCIAL ADVISORS
         WEISBROD FINANCIAL SERVICES

         2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

         3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

         4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

         5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

         6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.


SR 5538

         7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

         8. This rider shall become effective as 12:01 a.m. on 6/30/2009

Signed, Sealed and dated




                                             By: /s/ Joan L. O'Sullivan
                                                 ------------------------------
                                                    Authorized Representative

SR 5538

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER NO. 2

                            AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214112 in favor of STAAR INVESTMENT TRUST.

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

         The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

         This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

         This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

         The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

         This bond shall terminate

               a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

               b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

               c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.       This rider is effective as of 12:01 a.m. on 6/30/2009


                                       By: /s/ JOAN L. O'SULLIVAN
                                           ----------------------------
                                            Authorized Representative

                              POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                   RIDER NO. 3

                              INSURING AGREEMENT J


         To be attached to and form part of Bond No. 6214112

in favor of STAAR INVESTMENT TRUST

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)      entry of data into, or

(2)      change of data or programs within


a Computer System; provided the fraudulent entry or change causes

(a)      Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)      cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)    and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)      were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                               SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured


2.       As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b)      systems and application software,

(c)      terminal devices,

(d)      related communication networks or customer communication systems, and

(e)      related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.       The following portions of the attached bond are not applicable to this
         Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

(b)      Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
         LIABILITY

(c)      Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($250,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of FIVE THOUSAND DOLLARS ($5,000), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on 6/30/2009


                                             By: /s/ JOAN L. O'SULLIVAN
                                                -------------------------------
                                                    Authorized Representative

                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                                   RIDER NO. 4

                              INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214112 in favor of STAAR INVESTMENT TRUST.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

                             UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4) The Limit of Liability for the coverage provided by this rider shall be TWENTY FIVE THOUSAND DOLLARS ($25,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of NIL ($0) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:01 a.m. standard time on 30 JUN 2009 as specified in the bond.


                                             By: /s/ JOAN L. O'SULLIVAN
                                                -------------------------------
                                                   Authorized Representative

Statement as to the period for which premiums have been paid

Name of Insured:   STAAR Investment Trust

Principal Address: 604 McKnight Park Drive
                   Pittsburgh, PA 15237

Bond Number:       6214112

The premiums have been paid for Bond Period from 12:01 a.m. on 6/30/09 to 12:01 a.m. on 6/30/10

               RESOLUTION REGARDING RENEWAL OF THE FIDELITY BOND

     Whereas, the Trustees authorized the application for renewal by Staar Investment Trust (the "Trust") on behalf of each of the funds named therein (the "Funds") to apply for investment company blanket fidelity bond coverage for the period from July 1, 2009 to June 30, 2010 (the "Bond"); and

     Whereas the Trustees reviewed the form of the Bond, which met the requirements of the custody agreement and the bonding requirements under Paragraph (d) of Rule 17g-l of the 1940 Act; and

     Whereas the Trustees, on behalf of each of the Funds, approved the Bond for all of the Funds; and

     NOW THEREFORE, the Trustees hereby:

     (i)   approve the renewal of the Bond; and

     (ii) authorize and direct J. Andre Weisbrod to make the filings and give the notices required by the 1940 Act in connection therewith; and

     (iii) authorize and direct the officers of the Trust to review the assets of the Funds under management and apply for increases in coverage in accordance with said Rule and report to the Trustees at the regularly scheduled meeting of the Trustees.

Signatures:


                               /s/ J. Andre Weisbrod                      4-7-09
                               ----------------------------------------
                               J. Andre Weisbrod, Chairman, TTEE           Date


                               /s/ Jeffrey A. Dewhirst                    4-7-09
                               ----------------------------------------
                               Jeffrey A. Dewhirst, Secretary, TTEE


                               /s/ Thomas J. Smith                        4-7-09
                               ----------------------------------------
                               Thomas J. Smith, TTEE

                               /s/ Richard Levkoy                         4-7-09
                               --------------------------------------
                               Richard Levkoy, TTEE

                          AGREEMENT AMONG JOINT INSURED

     This Agreement is made on the date entered below by and among the series of funds comprising the STAAR Trust, namely the General Bond Fund, the Short Term Bond Fund, the Larger Company Stock Fund, the Smaller Company Stock Fund, the International Fund and the Altcat Fund (each a Funds).

     WHEREAS, each Fund is named as an insured under a fidelity bond (the "Bond") Issued by National Union Fire Insurance Company of Pittsburgh, Pennsylvania (the "Insurer"); and;

     WHEREAS, each Fund desires to establish the criteria under which the Bond proceeds shall be allocated among the several Funds;

     NOW THEREFORE, it is agreed as follows;

     In the event that claims of loss of one or more of the Funds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under rule 17g-1 under the Investment Company Act of 1940.

     A copy of the Agreement and Declaration of Trust is on file with the Commonwealth of Pennsylvania and notice is hereby given that this instrument is executed on behalf of the Trustees of the STAAR Trust as trustees and not individually and that the obligations of this instrument are not binding on the Trustees or holders of shares of beneficial interests of and series of the Trust but are binding only upon the respective assets of each Fund.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their respective duly elected officers on the date entered below.

General Bond Fund                       International Fund


By /s/ J. Andre Weisbrod, TTEE          By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------      -------------------------------------


Short Term Bond Fund                    Altcat Fund


By /s/ J. Andre Weisbrod, TTEE          By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------      -------------------------------------


Larger Company Stock Fund


By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------


Smaller Company Stock Fund


By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------